FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 5, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES IT WAS SERVED WITH A LAWSUIT
AND REQUEST FOR CERTIFICATION OF THE LAWSUIT AS A CLASS
 ACTION

Netanya, Israel – March 5, 2007 – Cellcom Israel Ltd. (NYSE: CEL), announced that on March 4, 2007, it was served with a purported class action lawsuit which was filed against us, Pelephone Communications Ltd. and Partner Communications Ltd. (“Defendants”), in the District Court of Tel-Aviv, by plaintiffs claiming to be subscribers of the Defendants. The claim is for sums the Defendants' subscribers were allegedly overcharged with, based on the claim that the Defendants, allegedly in breach of their licenses, charged their subscribers based on intervals larger than the intervals the Defendants’ were allegedly authorized to charge by, under their licenses, for calls initiated or received by the subscribers while abroad.

If the lawsuit is certified as a class action, the total amount claimed from the Defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 193.5 million, is attributed to us.

At this preliminary stage, we are unable to assess the lawsuit's chances of success.

About Cellcom
 Cellcom is the leading Israeli cellular company; Cellcom entered the market in 1994 and today provides services to more than 2.8 million subscribers representing approximately 34% market share. Cellcom offers its subscribers a broad range of value added services including video streaming services, JAVA games, Multi Media Messages, content and multimedia services and more. In addition, Cellcom offers a wide range of cellular telephony services to both the private and business sectors including virtual private network (VPN), global roaming, voice-activated dialing and conference calling. Cellcom operates UMTS/HSDPA, GSM/GPRS/EDGE and TDMA networks. Cellcom also offers landline transmission and data services to business customers and telecommunications operators and, since July 2006, offers landline telephony services to selected businesses. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations.

Company Contact	Investor Relations Contact
Shiri Israeli	Ehud Helft / Ed Job
Investor Relations Coordinator	CCGK Investor Relations
investors@cellcom.co.il	ehud@gkir.com / ed.job@ccgir.com
Tel: +972 52 998 9755	Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 5, 2007	By:	/s/ Liat Menahemi Stadler

			Name:	Liat Menahemi Stadler
			Title:	General Counsel